Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 3, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Austin Wood

Re:	Zhong Yuan Bio-Technology Holdings Ltd.
Post-Effective Amendment No. 5 to Form F-1
Filed March 3, 2022
File No. 333-235983

Dear Mr. Wood:

We represent Zhong Yuan Bio-Technology Holdings Ltd. (the “Company”) as US counsel. We are submitting herewith an amended or revised Post-Effective Amendment No. 5 on Form F-1 (File No. 333-235983) (the "Post-Effective Amendment"), to the Registration Statement, as declared effective by the Securities and Exchange Commission (the "Registration Statement”) on June 29, 2020, pursuant to the undertakings in Item 9.1(b) of the Registration Statement to update and supplement the information contained in the Registration Statement and the Prospectus included therein.

The purpose of this letter is to respond to the comment letter dated February 22, 2022, from the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Post-Effective Amendment No. 4. For your convenience, the comments have been reproduced below, followed by the Company’s response. The Company is concurrently submitting Post-Effective Amendment No 5.

Post-Effective Amendment No. 4 to Form F-1

Cover Page

1.	We note your amended disclosure in response to comment 1 from our previous letter dated December 9, 2021. Please further revise to disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong. Additionally, please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and describe how the Holding Foreign Companies Accountable Act and related regulations will affect your company

Response:

The Company has revised the cover page accordingly to add disclosure that it is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries based in the PRC and Hong Kong. Further, the Company has added disclosure regarding its previous auditor, its newly appointed auditor and the Holding Foreign Companies Accountable Act.

U.S. Securities and Exchange Commission

March 3, 2022

2.	We note your amended disclosure in response to comment 2 in our previous letter. Please further disclose how you will refer to the holding company and the subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. For example, we note that Bao Feng and Dandong BF are depicted on the organizational chart on page 39, but not disclosed on the Cover Page.

Response:

The Company has added further disclosure by defining the various holding companies and operating subsidiaries in the definitions. Bao Feng and Dandong BF have also been defined as the operating subsidiaries on the Cover Page. We have further reviewed the Prospectus and made several revisions accordingly so as to ensure that the reader understands which entity the disclosure is referencing and which subsidiaries are conducting the business operations.

Summary, page 4

3.	We note your amended disclosure in response to comment 3 in our last letter where you refer generally to the Risk Factor section beginning on page 10. Please revise your summary risk factors on pages 6 - 8 to include specific cross references, with page numbers, to the more detailed discussion elsewhere in the prospectus of each of the risks of doing business in China you mention here

Response:

In response to this comment, the summary risk factors have been revised to include specific cross references with page numbers to the more detailed discussion elsewhere in the Prospectus.

4.	We note your amended disclosure in response to prior comment 4 on page 7 where you state that you are not required to obtain pre-approval or permission to issue the securities or list on a U.S. exchange and that the shares being offered are not subject to the review or prior approval of the Cyberspace Administration of China (CAC) or the China Securities Regulatory Commission (CSRC). Please expand your Prospectus Summary disclosure to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. With respect to approvals or permissions both to operate your business and to offer securities to foreign investors, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

In response to this comment, the Prospectus Summary disclosure has been expanded to disclose the regulatory requirements for the operating subsidiaries conducting business in China and for the Company offering its securities and listing on a U.S. exchange. The section also references further detailed disclosure in the Prospectus pertaining to the various regulations and the CAC and CASC.

U.S. Securities and Exchange Commission

March 3, 2022

5.	We note your amended disclosure in response to comment 5 from our last letter and your response directing attention to the disclosure added to the cover page and elsewhere in the document. Please revise to include disclosure responsive to prior comment 5 in the Prospectus Summary, such as a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Disclosure in response to this comment should be in addition to the disclosure already on the Cover Page or in the Risk Factor on page 23. Finally, where you discuss dividends, distributions, or transfers made to date, either on the Cover Page, in the Summary or elsewhere, please quantify the amounts made to date, rather than qualifying the disclosure to "the period from April 1, 2021 to November 31, 2021, or for the previous fiscal year ended March 31, 2021."

Response:

In response to this comment, the Prospectus has been revised to add further disclosure providing a clear description of how cash is transferred throughout the organization. We have further quantified that since consummation of the Share Exchange Agreement, no dividends or distributions have been made by the subsidiaries to the Company or U.S. investors. Lastly disclosure has been added to describe any restrictions on: (i) foreign exchange and ability to transfer cash between entities, across borders and to U.S. investors; and (ii) ability to distribute earnings from the Company, including the operating subsidiaries, to the Company and U.S. investors.

6.	We note your amended disclosure in response to comment 6 in our last letter. In the Prospectus Summary, and anywhere you discuss the Holding Foreign Companies Accountable Act, please disclose that trading in your securities may be prohibited under the Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also disclose in the Summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021

Response:

In response to this comment, further disclosure has been added to reflect that trading in the Company’s securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determined it could not inspect or investigate our previous auditor and that our newly appointed auditor is not subject to the determinations announced by the PCAOB on December 16, 2021.

Risk Factors, page 10

7.	We note your disclosure about the Holding Foreign Companies Accountable Act on page 15. Please update your disclosure to reflect that on December 2, 2021, the Commission issued amendments to finalize the interim final rules to implement the HFCAA.

U.S. Securities and Exchange Commission

March 3, 2022

 Response:

In response to this comment, further disclosure has been added to update the SEC’s promulgation and issuance of amendments to finalize the interim final rules implementing the HFCAA.

8.	We note your amended Risk Factor disclosure on page 20 in response to comment 7 in our last letter, which is limited to the risks relating to the Chinese government's oversight and control over offerings of securities that are conducted overseas and/or foreign investments in China based issuers. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock.

 Response:

In response to this comment, a new risk factor has been added describing in detail the Chinese government’s significant oversight and discretion over the conduct of the Company’s operating subsidiaries and that the Chinese government may intervene or influence its operations at any time.

If you have any questions relating to the Post-Effective Amendment, please contact Ting Ting Chang, the Company’s Chief Executive Officer, at her email address of tinachang@zybioholdings.com or Fung Ming Pang, the Company’s Chief Financial Officer, at her email address of candicepang@zybioholdings.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at +852-9764-2842, as I am currently in Hong Kong, or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Zhong Yuan Bio-Technology Holdings Ltd.